BUTZEL LONG, a professional corporation
380 Madison Avenue,
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

August 16,  2010

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Aquila Rocky Mountain Equity Fund
File Nos. 33-72212 and 811-8168

Dear Sirs:

On behalf of Aquila Rocky Mountain Equity Fund (the "Fund) we are filing today with the Commission, pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") and pursuant to the Investment Company Act of 1940 (the "1940 Act"), the following documents:

In accordance with Rule 472(b) under the 1933 Act and Rule 8b-11 under the 1940 Act, the text on Form N-1A of Post-Effective Amendment No. 19 to the Registration Statement of the Fund under the 1933 Act and Amendment No. 22 to the Registration Statement of the Fund under the 1940 Act, marked to show changes.

This filing is being made under Rule 485(a) because it contains disclosures about a change in investment strategies, an amended advisory and administration agreement, a new sub-advisory agreement with a new sub- adviser and changes to the Fund’s Distribution Plan that will increase certain payments.

These changes are being made to reorient the Fund. The Fund’s investment objective will remain capital appreciation, but its investment strategy will be expanded from equity securities of Rocky Mountain companies to include investing primarily (i.e., no less than 70% rather than the current 80%) in equity securities (including stocks, warrants, preferred stocks and convertible fixed-income securities) of companies throughout the U.S. (and, to a limited extent, of foreign issuers), regardless of their geographic location. The Fund could also invest up to 30% of its net assets in fixed income securities including high yield corporate debt (junk bonds).

All of these changes are subject to the approval of the Fund’s shareholders. The staff is advised that a special meeting of shareholders to consider these changes will be held on October 8, 2010. Proxy material for that meeting has been filed, staff comments have been received and incorporated and it was  mailed be mailed to shareholders on about August 6, 2010. If the changes are approved, it the Fund’s intention to change its name to Aquila Three Peaks Opportunity Growth Fund.  Sales of shares of the Fund have been suspended, except to existing shareholders.  Sales will resume when this amendment becomes effective and the new prospectus can be delivered.

In the event these changes are not approved by the shareholders, this amendment will be withdrawn and will not become effective.

All staff comments with respect to the proxy material referred to above have been incorporated where appropriate in this filing. We have also received comments on a previous filing for this Fund. We have incorporated into this filing all applicable staff comments.

The staff is advised that except for the portions of the prospectus and SAI relating to the Fund’s investments and the new advisory and sub-advisory arrangements, the remaining material (purchases and sales and similar matters) are substantially the same as in the Fund’s current prospectus and SAI. Selective review would be appropriate.

Please provide comments to me or to my partner Robert I. Jones at the above telephone number, 212-818-1110.

Pursuant to Rule 485(a) it is proposed that this amendment
will become effective sixty days after filing.

Very truly yours,

/s/ William L. D. Barrett

William L. D. Barrett